MobileSpike, Inc.
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-173,498.26
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-24.86
12120 · Employee Advances	1,941.50
20000 · Accounts Payable	-6,500.00
23520 · Credit Card at Chase 2352	19,059.72
VISA 1 · Visa Credit Card 8822	592.70
23000 · Short Term Loan	3,276.47
24000 · Payroll Liabilities	-206.40
Net cash provided by Operating Activities	-155,359.13
INVESTING ACTIVITIES	
15000 · Automotive Equipment	3,222.35
16000 · Shop Equipment	219.29
17000 · Accumulated Depreciation	2,397.00
18999 · Accumulated Amortization	1,007,447.00
Net cash provided by Investing Activities	1,013,285.64
FINANCING ACTIVITIES	
30000 · Opening Balance Equity	-31.85
30150 · Paid in Capital	184,798.15
32000 · Retained Earnings	-1,026,362.78
Net cash provided by Financing Activities	-841,596.48
Net cash increase for period	16,330.03
Cash at beginning of period	3,103.40
Cash at end of period	**19,433.43**